

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2013

Via E-mail
Sandra A. Knell
Chief Financial Officer
The Coast Distribution System, Inc.
350 Woodview Avenue
Morgan Hill, CA 95037

> Re: **The Coast Distribution System, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2012**
>   **Filed March 29, 2013, as amended April 30, 2013**
>   **File No. 001-09511**

Dear Ms. Knell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2012

Certain Relationships and Related Transactions, page 15

1. You state here that you there were no transactions to disclose pursuant to Item 404(a) of Regulation S-K. However, on page 24 of your definitive proxy statement filed on July 24, 2013, you identify a related party transaction between the company and Lone Star RV, Inc. Please explain to us the apparent inconsistency.

2. We also note your disclosure on page 2 that one of your directors is a shareholder at a law firm that provided legal services to the company in 2012. Please provide us with the basis for your conclusion that you were not required to include disclosure regarding this relationship pursuant to Item 404(a) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ryan Adams at (202) 551-3191 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief